UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORMC-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One).

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer

Spirit of Speedway, LLC

Legal status of issuer

Limited Liability Company

Jurisdiction of Incorporation/Organization

Indiana

Date of Organization

June 28, 2021

Physical address of issuer

11216 Fall Creek Road, Suite 125, Indianapolis, Indiana 46256

Website of issuer

https://spiritofspeedway.com

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Current Number of Employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$33.99	$14,403.58
Cash & Cash Equivalents	$33.99	$14,403.58
Accounts Receivable	$0	$0
Short-term Debt	$425.00	$425.00
Long-term Debt	$11,450.07	$11,450.07
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($23,288.59)	($132,621.42)

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May 2, 2025

Form C-AR

Spirit of Speedway, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Spirit of Speedway, LLC, an Indiana limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF(§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 5/2/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

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Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,11 "may,11 "should,11 "can have,11 "likely" and other words and terms of similar meaning in connection with any discussion f the timing or nature [future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions f historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial pe1formance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Table of Contents

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About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Business

Spirit of Speedway LLC, (hereinafter "Business") is an Indiana Limited Liability Company (LLC) located at 11216 Fall Creek Road, Suite 125, Indianapolis, Indiana 46256, poised for rapid growth in the Motorsport Marketing industry. The Business seeks funding to take advantage of a window of opportunity for introducing a new entertainment service, which has the potential to dominate the market.

The mission of Spirit of Speedway LLC is to enter and qualify a car in the Indy 500 named after the town of Speedway, Indiana and to use this entry to honor Speedway's residents, businesses, schools and non-profit organizations.

The Business is organized as a Limited Liability Company (LLC) formed and authorized under the laws of the State of Indiana, and will be led by Will Marotti, who will serve as Principal.

Will Marotti founded a church in CT with five adults in 1999 and has developed it to a peak 1.000-member congregation which now also operates a private school and preschool. Marotti led the group to purchase a fifty-six-acre campus in 2012 valued at more than five million dollars. As a lifelong IndyCar fan, Marotti became the only active minister in history to lead a team to the 2016 Indy 500 with Schmidt-Peterson Motorsports. Since then, Marotti Autosport has competed in two additional Indy 500 races and looks forward to building the team which will enter their Spirit of Speedway car in the 2023 Indy 500.

The Business has developed a motorsports service which has the following specifications:

A Single car team in the NTT IndyCar Series, paired with an existing team for a technical alliance.

The Business has a window of opportunity to introduce its services and gain a significant piece of the market share.

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RISK FACTORS

Spirit of Speedway, LLC (the "Company") provides the following risk factors related to its proposed business operations:

An investment in the Units offered hereby is highly speculative and is not an appropriate investment for investors who cannot afford the loss of their entire investment. Prospective investors should be fully aware of the following risk factors and are urged to review the risks set forth herein. The Company's returns may be unpredictable and, accordingly, an investment in Units of the Company is not suitable as the sole investment vehicle for an investor, but instead as part of an overall investment strategy and only if the investor is able to withstand a total loss of its investment. An investment in the Units involves a high degree of risk, and should be regarded as speculative. Prospective investors should consider carefully the following risk factors, among others, in addition to the other information presented in this Offering Statement, in evaluating the Company and its business. This Offering Statement contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Offering Statement and due to other matters over which the Company will have no control. Additionally, actual results could differ as a result of additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial. The Company disclaims any obligation to update any such factors or to announce the result of any revisions to any of the forward-looking statements or projections contained herein to reflect future events or developments.

Business risk

An investment in the Company involves the risk of a total loss of capital, and there can be no assurance that the investor will receive any return on or of its capital. The Company has and will have future capital requirements, the magnitude of which cannot be precisely determined. In addition, the Company will face competition, presumably in some cases from established companies with greater financial, technical and human capital resources, and better-established marketing and service capabilities. In addition to these risks, the Company is subject to the general business risks associated with the business in which it is engaged, including market conditions, changes in regulatory requirements, interest rate fluctuations, general economic downturns, and other factors.

Limited operating history

The Company has a limited operating history upon which prospective investors may evaluate its performance and future prospects. As a result, and due to the emerging nature of the markets in which the Company competes, the Company is unable to forecast its revenues with any assurance of the accuracy thereof. The Company's expense levels are based in part on its expectations concerning future revenue. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall

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in revenue in relation to the Company's expectations would have an immediate material adverse effect on the Company's business, prospects, operations and financial condition.

Unpredictability of future revenues; Fluctuation in operating results

Future operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control, including, but not limited to:

- Demand for the Company's products and services;
- Timing and number of strategic relationships;
- Operating costs and capital expenditures related to the expansion of the Company's business;
- Market acceptance of the Company's products and services;
- Governmental regulations;
- Fluctuations in general economic conditions; and
- The Company's ability to attract, train, and retain qualified personnel.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Under no circumstances should such information be construed as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

Projections; Forward looking information

The Company has prepared financial projections for the Company's anticipated financial performance, which are included herein. The Company's projections are hypothetical and are based upon assumptions pertaining to the expected financial performance of the Company and other factors. The projections are based on management's estimate of the probable future results of operations of the Company. These projections are based on assumptions which management believes are reasonable. Some assumptions, however, invariably may not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed. The Company's financial projections are not guarantees of future results.

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Company anticipates the need to raise additional funds to finance operations

The Company anticipates the need to raise additional funds to finance future operations. The Company's cash needs and position depend on several factors, including revenue, completion of product and services development activities, customer and market acceptance and the Company's ability to reduce and control costs. If the Company is unable to secure additional financing, it will have a material adverse effect on the Company's business and the Company may have to limit operations in a manner inconsistent with development plans and may impede the Company's ability to continue as a going concern.

The Company's operating losses, cash uses and projections of the level of cash that will be required for operations to reach a break-even level, may impair or preclude the Company's ability to raise capital on terms that the Company considers reasonable and at the levels that are required. The Company cannot provide any assurances that it will be able to secure additional funding from private offerings on acceptable terms, if at all. If the Company is unable to obtain the requisite amount of financing needed to fund operations, then it would have a material adverse effect on the Company's business and ability to continue as a going concern.

Absence of trading market; Restrictions on transfer of Units

The Units have not been registered under the Securities Act or any state securities laws and there is no undertaking or intention to register the Units hereafter, or to list or admit them to trading on any securities exchange. There will be no trading market for the Units and none is expected to develop in the foreseeable future. The Units may not be sold, pledged, or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. Investors must be able to bear the economic risk of their investments in the Units for an indefinite long-term period.

The Company's business plan requires significant capital and is dependent upon the success of this Offering

The Company presently has limited working capital and requires the proceeds of this Offering to continue the process of developing the racing team, racecar, and business. The Company's success in implementing its business plan depends upon several factors including the success of this Offering, possible future public or private offerings, and the possible receipt of debt financing. Even if this Offering is successful, the proceeds will pay the Company's expenses for only a limited period of time and there can be no assurance that the funds received through this Offering will be sufficient to allow the Company to continue successfully.

Ability to raise capital in the future may be limited, and failure to raise capital when needed could prevent growth

The Company's business and operations may consume resources faster than anticipated. In the future, the Company may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, the Company may be unable to invest in future

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growth opportunities, which could seriously harm the Company's business and operating results. If the Company incurs debt, the debt holders may have rights senior to equity holders of the Company to make claims on the Company's assets, and the terms of any debt could restrict the Company's operations, including its ability to pay distributions on equity. Furthermore, if the Company issues additional equity securities, equity holders will experience dilution, and the new equity securities could have rights senior to those of the Company's existing equity. Because the Company's decision to issue securities in any future offering will depend on market conditions and other factors beyond the Company's control, the Company cannot predict or estimate the amount, timing or nature of its future offerings.

The Company may be sued by third parties for alleged infringement of their proprietary rights

As the number of entrants into the Company's market increases, so too does the possibility of an intellectual property claim against the Company. The Company may not be able to withstand any third-party claims against the Company. Any intellectual property claims, with or without merit, could be time- consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan.

Failure to adequately protect the Company's intellectual property could substantially harm its business and operating results

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's technology, branding, and functionality, or obtain and use information that it considers proprietary. Moreover, policing the Company's proprietary rights is difficult and may not always be effective. The Company's intellectual property all may not be protected by registered copyrights, trademarks, or other registrations. Rather, such material may only be protected by statutory and common law rights and user agreements. Compliance with use restrictions is difficult to monitor and may be difficult to enforce. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce the Company's intellectual property rights and to determine the validity and scope of the proprietary rights of others. The Company's efforts to enforce or protect its proprietary rights may be ineffective, could result in substantial costs and diversion of resources, and could substantially harm the Company's operating results.

Need to attract and retain employees

The Company's success depends in large part upon its ability to attract, retain, and motivate employees, particularly management, for its operations. Qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of employees, there can be no assurance that the Company will be able to do so. Failure to attract and retain key personnel could have a materially adverse effect upon the Company's prospects, business, operating results, and financial condition.

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Management of growth

The Company's current plans contemplate a period of growth that may place a significant strain on the Company's financial, managerial, and other resources. The Company's ability to manage its growth effectively, should it occur, will require it to continue to improve its operational, financial, and management information systems and to attract, retain, motivate, and train key employees. If the Company's Managers are unable to manage growth effectively, the Company's business, operating results, financial condition, and prospects could be materially adversely affected.

Competition

The Company competes in a very competitive market which includes well known, established companies with access to public capital markets and/or such other sources not readily accessible to the Company. While the Company believes its business strategy platform is innovative and creates a new market for marketing and selling its products and services, there is no guarantee that the Company will be successful in creating or participating in such a market.

Discretion as to the use of proceeds from this Offering

The Company's Managers will have broad discretion as to the application and use of the proceeds from this Offering. As provided in the Offering Statement, depending on corporate funding and the financial status of the Company, the Company may use the proceeds from the Offering for future or operational costs. The Company also may use the proceeds towards the purchase of a chassis for its racecar (which purchase may not occur until 2023). However, based on the needs of the Company and its financial status at the time the Offering terminates, the proceeds may be directed elsewhere. Members may not agree with the Managers in the use of such proceeds and the actual use of such proceeds may not increase the Company's profitability or operational results. Also, there can be no assurance that all or any portion of the Units will be sold.

Investors will have limited control over the Company

The investors will take no part in the management or control of the Company or the Company's operations, including operating, marketing, and other decisions. The Company's policies with respect to these activities are determined by the Managers and may be changed from time to time at the discretion of the Managers and without a vote of the members. No assurances can be given that such a change would not be adverse to the interests of the investors. Additionally, investors will have no voting rights. Holders of Series A Units (such as Marotti Autosport LLC) may exercise their voting rights in a number of ways, which can significantly impact the business. No assurances can be given that such exercise would not be adverse to the interests of the investors. Also, investors will hold a minority stake in the company and will have very limited opportunity to exert influence on the Company's business decisions. Lastly, in certain circumstances such as a Qualified Public Offering (as defined in the Operating Agreement), the majority of the holders of Series A Units may cause other members including minority members to sell their units (see Section 9.05 of the company's operating agreement for more details) per certain drag-along rights.

Risks relating to investments

The Company's business will be vulnerable to interpretations of the existing federal and state laws and administrative rules regarding investments, and any future amendments to new laws in this area or related areas. As a result, the Company may be required to incur increased costs to comply with the laws and any amendments thereto, including penalties for failure to comply. Any actual or perceived problems with the Company's business model in relation to these investment laws could have a materially adverse effect on the Company's prospects, business, operating results and financial conditions.

The Company arbitrarily determined the offering price of the Units, which may not bear any relationship to established criteria for value

The offering price of the Units was arbitrarily determined by the Company based upon the presently contemplated financial needs of the Company. The Company did not retain an independent investment banking firm or similar consulting company to assist in determining the offering price, and the price bears no relationship to the Company's assets, net worth or any other recognized criteria of value. The offering price of the Units may be determined in the same manner in the future as well.

The Company is obligated to indemnify the managers and officers of the Company, which could result in a decrease in the assets available for the investors

The Managers and officers of the Company are entitled to indemnification out of the Company's assets for actions or omissions to act by the Managers or officers on behalf of the Company that are authorized under the organizational documents of the Company. In addition, the Managers or officers may be entitled to advancement of expenses from the Company prior to a final determination as to whether they are entitled to indemnification. The assets of the Company will be available to satisfy these indemnification obligations, and the investors may be required to return distributions to satisfy such obligations. Such obligations will survive dissolution of the Company.

Actual results or performance may differ from forward-looking statements made herein

This Offering statement includes projections and "forward-looking" statements. All statements other than statements of historical fact that the Company makes in this Offering statement are forward-looking, including, without limitation, statements regarding the Company's future financial position or results from operations, business strategy, budgets, project costs, and plans and objectives for future operations. Forward- looking statements reflect the Company's current expectations and are inherently uncertain. Actual results may differ significantly from expectations. There can be no assurance (1) that the Company's projections, estimates, or forward-looking statements will be attained; (2) that the Company will be able to successfully implement any of its business plans; or (3) that the assumptions and expectations regarding its future plans and performance will not be materially different from the present expectations.

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Use of funds from this Offering

Funds paid by investors in connection with this Offering shall be available to the Company for immediate use after the 48 Hour Deadline and subject to the terms in this Offering Statement. There is no guarantee nor does the Company make any representation, warranty, or covenant of any kind to any investor that this Offering will be either fully or partially subscribed sufficient to meet the Company's ongoing operational costs or any benchmark set forth in the pro-forma financials or any forward-looking statement.

There is a limited market for Units and there are restrictions on the transfer of Units

Units will only be transferable in accordance with certain restrictions in the organizational documents of the Company. Any transfer of Units must be approved by the Managers, which approval may be granted or denied in their sole, absolute discretion. The Units have not been registered under the Securities Act or any other state securities laws, and the Units cannot be sold unless they are subsequently registered or exempt from registration. There is no public market for the Units and there are restrictions contained in the organizational documents of the Company intended to prevent the development of a public market and to avoid classification of the Company as a publicly traded company under the Code. Such factors may affect the price which a member would be able to obtain for the Units, or inhibit third parties from making any offers to purchase Units. Thus, Units cannot be readily sold, exchanged for other property, or used as collateral for borrowings by a member.

Little or no recourse against the managers

There are very limited circumstances under which the Managers can be held liable to the Company. Generally, the Managers are not liable to the Company, provided they have acted (1) in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company; (2) with respect to any criminal matter, with no reasonable cause to believe his conduct was unlawful; and (3) without gross negligence, fraud or willful misconduct that had a material adverse effect on the interests of an investor. Accordingly, it may be very difficult for the Company or any investor to pursue any form of action against the Managers.

Managers may have other business interests or may not dedicate substantial time to the Company

Unless otherwise stated in an applicable agreement, the Managers have or may have unrelated business interests or activities which may or may not require significant portions of their time. The Managers may not be under any agreement or restriction to limit such unrelated interest or activities nor must the Managers agree to such restrictions or limitations. The Managers are free to continue participating in and pursuing such business interests and activities to the extent they desire, limited solely by the Managers' fiduciary obligations to the Company. The lack of availability or dedicated time from the Managers may have an adverse effect on the profitability and operational results of the Company.

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Investors may suffer dilution from oversubscription to this Offering, future offerings, acquisitions interests option grants, and other actions

The issuance or sale of a substantial number of membership units of the Company in connection with acquisitions or additional rounds of equity financing or the issuance of equity options and/or warrants to employees, consultants, service providers, or others will have a dilutive effect on members of the Company. Additionally, the Company may accept an oversubscription to this Offering which will require the issuance of additional Units. As a result, the percentage ownership of a member will be reduced if the Company issues additional membership units in connection with an oversubscription to this Offering or an acquisition, issues equity options to employees or other persons or is required to raise additional capital through the issuance of additional units with rights and preferences as determined in the sole discretion of the Company. In addition, subsequent investors may demand and receive terms more favorable than the terms of the Units in the Offering.

Dependence on key personnel

The Company's future success depends largely on the efforts of Will Marotti and other key personnel.

The loss of key personnel could have a materially adverse effect on the Company's prospects, business, operating results and financial condition.

Substantial reliance on third party technologies

The Company's success substantially relies upon third party technologies. Failure by the Company to actively manage, maintain, and/or update its equipment and systems may lead to outdated technologies and downtime. Such occurrences could have a material adverse effect on the Company's prospects, business, operating results, and financial condition.

Company repurchases of securities

The Company may have the authority to repurchase its securities from investors and such investors may have no recourse against the Company. Additionally, such repurchase may create pressure on the investors to sell their respective securities to the Company concurrently.

A sale of the Company or of assets of the Company and minority owner status

A minority owner of the Company and a holder of the Units will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the Series A Unit holders and Managers of the Company to manage the Company so as to maximize value for other Members. As a minority holder, investors will have limited ability, if any, to influence the policies of the Company or any other corporate actions, including the election of Managers, additional issuance of securities, repurchase of securities, a sale of the Company's assets, a merger of the Company into another corporation or entity, or transactions with related parties. Investors have limited protections against related party transactions as outlined

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by the policies generally afforded by related case law, the Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Transactions with related parties

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the officers and Managers of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Tax risks

There are a number of substantial federal income tax risks relating to the intended business of the Company and which affect the advisability of investing in the Company. No rulings have been sought from the Internal Revenue Service ("IRS") with respect to any of the tax matters described in this Offering statement, and each investor should consult his, her, or its own tax advisor as to the relevant tax considerations and as to how those considerations may affect his, her, or its investment and to determine whether an investment in the Company is a suitable investment. INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING STATEMENT AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

The Company may not receive the cash amounts that it expects, or any at all, from the vehicle and its driver, and the Company may never generate sufficient income to become profitable

The Company's ability to generate income and become profitable will depend, among other things, upon the quality, maintenance, and performance of the vehicle, as well as the contributions, success, skill, and performance of the vehicle's driver. Therefore, the Company is unable to predict the timing or amount of future cash, or when or if it will be able to achieve or maintain profitability. The Company anticipates incurring significant costs associated with its efforts to achieve or maintain profitability. There are numerous other factors, some of which are not within the Company's control, that might impact its ability to generate income or cash flows or be profitable, including those discussed in these risk factors.

Income received will depend upon the continued satisfactory performance of the vehicle, its driver, and racecar team

Some or all of the income that the Company is expected to generate is contingent on continued satisfactory performance of the vehicle, its driver, and racecar team, all of which are not guaranteed. The Company can provide no assurances that the vehicle, its driver, and racecar team will generate income. The Company may not be able to attract talented drivers, or any driver, for the vehicle, and the driver of the vehicle may perform poorly. In addition, the vehicle may perform poorly due to factors outside of the driver, such as quality of the vehicle and its parts. Lastly, there is no guarantee that the racecar team including its pit crew will perform adequately.

The Company has no obligation to enhance the value of its brand

External events effecting the Company could have a significant impact on the Company's image and ability to earn income. In addition, the Company has no obligation to enhance the value of his brand.

Profitability of the Company may also depend upon the Company's ability to attract and maintain endorsements and other income generating activities

The profitability of the Company will be dependent, in part, on the Company attracting and maintaining endorsements and other income generating activities such as selling fan experience packages. The Company has no obligation to take any actions to generate income or to take any actions to increase the amount of income that the Company generates. However, even if the Company desires to and attempts to attract and maintain additional endorsements and other income generating activities there can be no assurances that the Company will be able to do so. There can be no assurances that the Company will be able to attract fans to purchase fan experiences as well.

Competition for endorsements and other income opportunities is intense. These opportunities may depend on a variety of factors, including perceived value of race car driving to marketing executives, and factors such as quality of the vehicle and driver's racing performance, the markets in which Company performs, skill of the vehicle's driver, the quality, look, performance, and marketability of the vehicle, the series in which the vehicle races, the type of racing and potential of the vehicle to perform in the future, as well as intangible traits of the Company and the vehicle's driver. Thus, future endorsements and other income opportunities may be difficult to attract and maintain, and they may not generate as much income as the Company expects or that they have historically. A downturn in the economy or the racing industry could also adversely affect the Company's ability to attract and maintain endorsements.

Income may decrease due to factors outside the control of the Company, such as a natural disaster, pandemic, damage to the vehicle, and/or mismanagement of project funds

Income may decrease due to factors outside the control of the Company, including, without limitation, natural disaster, pandemic, damage to the vehicle, and/or mismanagement of project funds (collectively, the "Uncontrollable Factors"). Nevertheless, the Company may not maintain any insurance against the loss of any income as a result of any of the Uncontrollable Factors. Therefore, if the Company incurs any Uncontrollable Factor, the Company's income would likely be dramatically less than the Company anticipates, and it is likely that such Company income would not return to its prior levels or may cease completely.

Any Uncontrollable Factor could cause an investor to lose a substantial portion or all of such investor's investment in the Company. An Uncontrollable Factor could have a negative effect

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upon the vehicle's performance and may result in a loss of income that would otherwise have resulted from the vehicle. A reduction in income will reduce the Company's ability to make distribution payments, if any, and will have a negative impact on the value of the Company.

Third parties may refuse or fail to make payments to the Company

The Company's cash flows depend on third parties making payments to the Company. Third parties may dispute amounts to which the Company believes it is entitled or may be unwilling or unable to make payments to which the Company is entitled, including for reasons discussed elsewhere in these risk factors.

In either event, the Company may become involved in a dispute with a third party regarding the payment of such amounts, including possible litigation. Disputes of this nature could harm the relationship between the Company and third parties and could be costly and time- consuming for the Company to pursue.

Failure of a third party to make payments to the Company for any reason would adversely affect the Company's business and in particular the value of the Company.

In addition, if a third party who may be obligated to make payments to the Company were to become the subject of a proceeding under the United States Bankruptcy Code or a similar proceeding or arrangement under another state, federal or foreign law, the Company's rights and interests may be prejudiced or impaired, perhaps significantly so. In such circumstances, the Company may be precluded, stayed or otherwise limited in enforcing some or all of its rights and from realizing the economic and other benefits contemplated therein.

Income may fluctuate due to seasonality

Cash receipts may be subject to seasonal variation, limiting the overall comparability of interim financial periods. For example, income generated by the Company may be based on whether the racing series in which the team competes is in season. As a result, the Company's interim results and any quarterly financial information may not be indicative of the financial performance for the whole year.

An economic downturn and adverse economic conditions may harm the Company's earning potential

Economic downturns and adverse economic conditions may negatively affect the earnings of the Company. For example, an economic downturn could result in a decrease of disposable income that consumers have available to purchase fan experiences or to pay for attending races. In addition, endorsements may depend in part on the actual or perceived personal disposable income of consumers and marketing budgets of endorsement partners. These commercial contract payments are contingent upon the expenditures of businesses across a wide range of industries, which industries may cut costs in response to any economic downturn.

18

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent the Company's ability to conduct its business operations

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent the Company's ability to conduct its business operations or conduct offerings of securities. The Company's failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If the Company is unable to effectively respond to any such changes or comply with existing and future laws and regulations, the Company's competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

It is difficult to estimate with precision the projected future earnings of the Company because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return for an investment in the Units

Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of the Company. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in the Units, and the Company's competitive position, results of operations, financial condition and cash flows could be materially adversely impacted if the Company receives less income than estimated.

The profitability of the Company is substantially dependent upon the driver, the vehicle, and racecar team

The vehicle's driver, pit crew, and other team members may not perform well and may have minimal earnings. The opportunity to receive a return of capital or any profit from an investment in the Units may depend in large part upon the ability of the driver and team to generate significant future income in races. The driver and team may not have the skills to be successful. Additionally, the vehicle may not perform well. The vehicle may (1) suffer damage and the Company may not be able to fully repair such damage, (2) not be as high in quality as other competing vehicles, and/or (3) not have adequate maintenance and upkeep to stay competitive against other vehicles. Additionally, the vehicle may not be eligible, invited, or permitted to race in certain events. If the driver and/or vehicle do not perform well, it may be difficult for the Company to attract fans and sell fan experiences as well.

The Company may not be able to purchase all of the parts for the racecar; The Company may not have enough money to attract a racing team or driver

The Company may use the proceeds from the Offering to purchase a chassis for its racecar. However, even if the Company earns the Maximum Offering Amount through the Offering, such proceeds may only partially cover the cost of the chassis for the racecar. As such, the Company will have to find ways to obtain additional capital to purchase or lease the remaining parts for the racecar. Additionally, the Company will need to find ways to obtain additional capital in order to

HB: 4889-5308-1581.4

pay a driver and other racecar team members. Also, there are currently supply chain issues that may make it rather difficult for the Company to purchase a chassis or other racecar parts. If the Company is unable to purchase a chassis or other parts, it could significantly hinder its ability to compete in races and earn revenue.

Company may not be able to maintain and grow a fan base and fan engagement

The racing industry is generally affected by similar risk factors as other industries, but due to its nature, the racing industry can require large capital investments. Even with adequate funding, the Company may fail to gain any traction with potential fans and viewers.

In general, the Company has limited historical data upon which to base its valuation and projections of the Company's future earnings potential

The Company has limited historical data upon which to build the Company's analysis and valuation of the Company's future earnings. The racing industry is highly competitive. It may take significant time for the Company to generate income, or the Company may not generate any income. A lack of future earnings generated by the Company will have a material negative effect on the Company.

Future negative publicity could harm Company's reputation and impair the value of Company's brand

The success of the Company depends on the value and strength of the Company's brand and reputation. Unfavorable publicity could negatively affect the Company's brand and reputation. Any negative publicity regarding the Company could damage the Company's reputation and impair the value of its brand.

Unexpected risks

The risks listed above are not a complete list of the potential risks facing the Company. The Company realizes significant risks may exist that are yet to be recognized or encountered to which it may not be able to effectively respond. There can be no assurance that the Company will be successful in addressing the listed risks or future potential risks, and any failure to do so could have a material and adverse effect on the Company's financial condition and results.

[Remainder of Page Intentionally Blank]

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BUSINESS

The mission of Spirit of Speedway LLC is to enter and qualify a car in the Indy 500 named after the town of Speedway, Indiana and to use this entry to honor Speedway's residents, businesses, schools and non-profit organizations.

Our headquarters is located at 11216 Fall Creek Road, Suite 125, Indianapolis, Indiana 46256 .

History

Spirit of Speedway LLC, (hereinafter "Business") is an Indiana Limited Liability Company (LLC) located at 11216 Fall Creek Road, Suite 125, Indianapolis, Indiana 46256, poised for rapid growth in the Motorsport Marketing industry. The Business sought funding to take advantage of a window of opportunity for introducing a new entertainment service, which it felt had the potential to dominate the market.

Competition

Customer choice of services in this industry is based on number of other teams seeking funding.

Intellectual Property

The Business has secured the required patents and trademarks for the services and processes of the business in accordance with the statutory requirements.

Governmental/Regulatory Approval and Compliance

Not applicable.

Litigation

None.

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DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three Years	Education
Will Marotti	Manager	General Management and Oversight of the Company's Business	

Indemnification

Indemnification is authorized by the Company to managers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of May 2, 2025 is as follows:

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Member	Series A Common Units	Series B Common Units	Total Units	Total Percentage Interest (fully diluted)
Series A Common Members	550,000	0	550,000	83.88%
Series B Common Members	0	105,698	105,698	16.12%
Total	550,000	105,698	655,698	100%

Regulation CF Offerings

On May 31, 2022, the Company issued 88,235 units of Class B membership interests (the "Investor Units"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "2021 Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The 2021 Regulation CF Transaction was conducted through Silicon Prairie Online Holdings, LLC (the "Intermediary"). The Intermediary received 5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $120,600.00 in net proceeds from the offering.

On September 29, 2022, the Company issued 17,463 units of Class B membership interests (the "Investor Units"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "2022 Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The 2022 Regulation CF Transaction was conducted through Silicon Prairie Online Holdings, LLC (the "Intermediary"). The Intermediary received 5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $23,750.00 in net proceeds from the offering.

Debt

The Company has no outstanding debts.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Marotti Autosport, LLC.

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

OPERATIONS

Cash and Cash Equivalents

As of December 31, 2024, the Company's cash and cash equivalents totals $33.99.

Liquidity and Capital Resources

On May 31, 2022, the Company consummated (a) an offering pursuant to Regulation CF and raised $120,600.00.

On September 29, 2022, the Company consummated (a) an offering pursuant to Regulation CF and raised $23,750.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as

defined by Rule 50l(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar

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circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Regulation CF offering, in each case in arms length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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Exhibit A

FINANCIAL STATEMENTS

Spirit of Speedway LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	$0.00
Expenses	
Advertising	38,963.19
Merchandise	1,693.75
Total Advertising	40,656.94
Bank Charges	16.00
Charitable Contributions	1,500.00
Escrow Fee	6,800.00
Hospitality Expense	66,698.11
Insurance	258.21
Legal & Professional Fees	11,476.00
Meals	2,359.97
Office Expenses	189.40
Travel	2,666.79
Total Expenses	$132,621.42
NET OPERATING INCOME	$ -132,621.42
NET INCOME	$ -132,621.42

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Balance Sheet

Spirit of Speedway LLC
As of December 31, 2022

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Spirit of Speedway LLC (7770) - 1	14,403.58
Total for Bank Accounts	**$14,403.58**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$14,403.58**
Fixed Assets	
Other Assets	
Total for Assets	**$14,403.58**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Due to Marotti Autosport	-425.00
Total for Other Current Liabilities	**-$425.00**
Total for Current Liabilities	**-$425.00**
Long-term Liabilities	
Due to Will Marotti	1,450.00
Loan from Kevin Gara	10,000.00
Total for Long-term Liabilities	**$11,450.00**
Total for Liabilities	**$11,025.00**
Equity	
Retained Earnings	0
Net Income	-132,621.42
Member Capital	0
Member Capital, Cynthia Deffendall-Smith	10,000.00
Member Capital, Demetrio Rayo	10,000.00
Member Capital, Derek Miller	10,000.00
Member Capital, Don Mathews	2,000.00
Member Capital, James Abely	13,000.00
Member Capital, Jason Crace	10,000.00
Member Capital, John Maier	1,000.00
Member Capital, John Wilson	2,000.00
Member Capital, Jon Auriemme	10,000.00
Member Capital, Kevin Gara	5,000.00
Member Capital, Kim Haefner	5,000.00

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Balance Sheet

Spirit of Speedway LLC
As of December 31, 2022

DISTRIBUTION ACCOUNT	TOTAL
Member Capital, Mark Baker	20,000.00
Member Capital, Monica Rayo	3,000.00
Member Capital, Penny Gara	5,000.00
Member Capital, Ralph Haefner	10,000.00
Member Capital, Rick Ferguson	10,000.00
Member Capital, Sarah Wilson	2,000.00
Member Capital, Thomas Fresher	8,000.00
Total for Member Capital	**$136,000.00**
Total for Equity	**$3,378.58**
Total for Liabilities and Equity	**$14,403.58**

Spirit of Speedway LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Spirit of Speedway LLC (7770) - 1	33.99
Total Bank Accounts	**$33.99**
Total Current Assets	**$33.99**
TOTAL ASSETS	**$33.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Marotti Autosport	-1,006.00
Total Other Current Liabilities	**$ -1,006.00**
Total Current Liabilities	**$ -1,006.00**
Long-Term Liabilities	
Due to Will Marotti	1,450.00
Loan from Kevin Gara	10,000.00
Total Long-Term Liabilities	**$11,450.00**
Total Liabilities	**$10,444.00**
Equity	
Member Capital	
Member Capital, Cynthia Deffendall-Smith	8,674.00
Member Capital, Demetrio Rayo	8,674.00
Member Capital, Derek Miller	8,674.00
Member Capital, Don Mathews	1,735.00
Member Capital, James Abely	11,275.00
Member Capital, Jason Crace	8,674.00
Member Capital, John Maier	867.00
Member Capital, John Wilson	1,735.00
Member Capital, Jon Auriemme	8,674.00
Member Capital, Kevin Gara	4,336.00
Member Capital, Kim Haefner	4,336.00
Member Capital, Mark Baker	17,348.00
Member Capital, Marotti Autosport	-114,583.42
Member Capital, Monica Rayo	2,602.00
Member Capital, Penny Gara	4,336.00
Member Capital, Ralph Haefner	18,174.00
Member Capital, Rick Ferguson	8,674.00
Member Capital, Sarah Wilson	1,735.00
Member Capital, Thomas Fresher	6,939.00
Total Member Capital	**12,878.58**

Spirit of Speedway LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Retained Earnings	0.00
Net Income	-23,288.59
Total Equity	**$ -10,410.01**
TOTAL LIABILITIES AND EQUITY	**$33.99**

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Spirit of Speedway LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising	7,765.83
Hospitality Expense	1,230.78
Insurance	1,513.92
Legal & Professional Fees	4,424.50
Office Expenses	1,701.73
Sponsorhip	5,000.00
Travel	1,651.83
Total Expenses	**$23,288.59**
NET OPERATING INCOME	**$ -23,288.59**
NET INCOME	**$ -23,288.59**

Cash Basis Monday, October 7, 2024 04:13 PM GMT-04:00 1/1

Balance Sheet

Spirit of Speedway LLC
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Spirit of Speedway LLC (7770) - 1	
Total for Bank Accounts	**0**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**0**
Fixed Assets	
Other Assets	
Total for Assets	**0**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Due to Marotti Autosport	-1,039.99
Total for Other Current Liabilities	**-$1,039.99**
Total for Current Liabilities	**-$1,039.99**
Long-term Liabilities	
Due to Will Marotti	1,450.00
Loan from Kevin Gara	10,000.00
Total for Long-term Liabilities	**$11,450.00**
Total for Liabilities	**$10,410.01**
Equity	
Retained Earnings	0.00
Net Income	
Member Capital	0
Member Capital, Cynthia Deffendall-Smith	8,441.00
Member Capital, Demetrio Rayo	8,441.00
Member Capital, Derek Miller	8,441.00
Member Capital, Don Mathews	1,688.00
Member Capital, James Abely	10,972.00
Member Capital, Jason Crace	8,441.00
Member Capital, John Maier	844.00
Member Capital, John Wilson	1,688.00
Member Capital, Jon Auriemme	8,441.00
Member Capital, Kevin Gara	4,220.00
Member Capital, Kim Haefner	4,220.00

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Balance Sheet

Spirit of Speedway LLC
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Member Capital, Mark Baker	16,882.00
Member Capital, Marotti Autosport	-134,704.01
Member Capital, Monica Rayo	2,532.00
Member Capital, Penny Gara	4,220.00
Member Capital, Ralph Haefner	17,941.00
Member Capital, Rick Ferguson	8,441.00
Member Capital, Sarah Wilson	1,688.00
Member Capital, Thomas Fresher	6,753.00
Total for Member Capital	**-$10,410.01**
Total for Equity	**-$10,410.01**
Total for Liabilities and Equity	**$0.00**

Profit and Loss

Spirit of Speedway LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Net Operating Income	**0**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**0**

CERTIFICATION

I, William Marotti, Manager of Spirit of Speedway, LLC, certify that:

(1)   the financial statements of Spirit of Speedway, LLC included in this Fonn C-AR are true and complete in all material respects; and

(2)   the tax return information of Spirit of Speedway, LLC included in this Form C-AR reflects accurately the information reported on the tax return for Spirit of Speedway, LLC filed for the fiscal year ended December 31, 2022.

Dated: _____5/2/2025_____, 2025

DocuSigned by:

Will Marotti

E32EE79CBF57432...

William Marotti

Manager